Exhibit (a)(1)

Letterhead

October 28, 2008

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, CA 92612

Dear Epicor Stockholders:

As you know, on October 15, 2008, Elliott Associates, L.P., a stockholder of Epicor, commenced an unsolicited cash offer for all the outstanding shares of common stock of Epicor Software Corporation at $9.50 per share, subject to numerous and subjective terms and conditions.

You should understand that Epicor’s Board of Directors takes its fiduciary duty to act in the best interests of Epicor and its stockholders very seriously and is committed to enhancing stockholder value. After careful consideration, including a thorough review of the offer with outside financial and legal advisors, the Board of Directors unanimously determined that Elliott Associates’ offer is not in the best interests of Epicor and its stockholders.

Epicor’s Board of Directors unanimously recommends that you reject the Elliott Associates offer and not tender your shares.

The Epicor Board believes that the Elliott Associates tender offer is not in the best interests of Epicor and its stockholders. The factors relied upon by the Epicor Board in making its recommendation include the following:

•	The Offer is highly conditional and therefore may be illusory.

•	The timing of the Offer is opportunistic.

•	The Offer is disruptive to the Company’s business, including its customers and key employees.

•	The Company has a stand-alone plan which, when achieved, would provide greater value to Epicor’s stockholders than the Offer.

•	The Offer was commenced during a time of unprecedented market volatility and dislocation, which has negatively affected the Company’s stock price.

•	The Offer price is significantly below historical averages of Epicor’s stock price.

•	The earnings multiple represented by the Offer is below select transactions.

•	The consideration offered by Elliott Associates is taxable.

•

The Offer poses significant risks to Epicor’s stockholders because there is no evidence that Elliott Associates has the intent or ability to complete the Offer, the subsequent merger or finance Epicor’s outstanding debt obligations.

A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation are described in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

We greatly appreciate your continued support and encouragement.

Sincerely,

Thomas F. Kelly
President and Chief Executive Officer